Exhibit 99.1

MANAGEMENT’S RESPONSIBILITY FOR
FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been approved by the board of directors and were prepared by management using Canadian generally accepted accounting principles.  Management is responsible for the preparation and integrity of the consolidated financial statements and all other information in the annual report, and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management has developed and is maintaining a system of policies and procedures and internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Board of Directors exercises this responsibility principally through the Audit Committee.  The Audit Committee consists of three directors not involved in the daily operations of the Company.  The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conducted an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards.  Their report expresses their opinion on the consolidated financial statements of the Company. The external auditors have free and full access to the Audit Committee with respect to their findings.

S. Wayne Kay	Livleen Kaler
Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report on Consolidated Financial Statements

To the Shareholders of
Response Biomedical Corporation

We have audited the consolidated balance sheets of Response Biomedical Corporation (the “Company”) as at December 31, 2009 and 2008, and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada
March 10, 2010	Chartered Accountants

Comments by Independent Auditors for United States Readers on
Canada-United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 10, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada
March 10, 2010	Chartered Accountants

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Response Biomedical Corporation

We have audited Response Biomedical Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included under Disclosure and Financial Reporting Controls in Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 10, 2010. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) (cont’d)

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and its consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2009 and our report dated March 10, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada
March 10, 2010	Chartered Accountants

Consolidated Financial Statements

Response Biomedical Corporation
(Expressed in Canadian dollars)
December 31, 2009 and 2008

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Expressed in Canadian dollars)
	December 31,	December 31,
	2009	2008
	$	$
		[note 3]

ASSETS
Current
Cash	5,073,471	2,254,652
Trade receivables, net [note 5]	2,059,635	991,540
Other receivables	45,996	60,476
Inventories [note 6]	2,185,160	2,411,329
Prepaid expenses and other	238,158	256,760
Total current assets	9,602,420	5,974,757
Long-term prepaids	1,329	200,729
Restricted investments [notes 4 and 8[iii]]	901,093	903,248
Property, plant and equipment [note 7]	10,845,786	12,201,876
Intangible assets [note 3]	113,568	114,297
	21,464,196	19,394,907

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable [note 5]	1,049,242	572,576
Accrued and other liabilities [note 11]	524,763	1,941,271
Lease inducements - current portion [note 8]	435,537	412,717
Deferred revenue - current portion [note 9]	594,349	101,405
Total current liabilities	2,603,891	3,027,969
Lease inducements [note 8]	9,123,132	9,558,668
Deferred revenue [note 9]	90,631	48,142
	11,817,654	12,634,779
Commitments and contingencies [note 13]
Shareholders’ equity
Share capital [note 10[b]]	89,084,660	80,107,580
Contributed surplus [note 10[b]]	11,262,192	7,809,327
Deficit	(90,700,310)	(81,156,779)
Total shareholders’ equity	9,646,542	6,760,128
	21,464,196	19,394,907
See accompanying notes

On behalf of the Board:

S. Wayne Kay	Richard K. Bear
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

Years ended December 31,	2009	2008	2007
	$	$	$

REVENUE
Product sales [note 14]	8,153,049	4,899,841	3,557,244
Cost of sales [note 10[d]]	7,933,704	5,227,156	3,201,626
Gross profit on product sales	219,345	(327,315)	355,618

Contract service fees and revenues from collaborative
research arrangements [note 14]	1,793,220	976,496	526,872
	2,012,565	649,181	882,490
EXPENSES
Research and development [note 10[d]]	5,635,692	6,776,691	7,167,758
General and administrative [notes 10[d] and 11]	3,299,042	4,451,224	5,029,195
Marketing and business development [note 10[d]]	1,668,220	2,425,673	2,457,621
	10,602,954	13,653,588	14,654,574

OTHER EXPENSES (INCOME)
Interest expense [note 8 [iii]]	857,731	785,790	851
Interest income	(9,016)	(119,905)	(359,543)
Gain on disposal of assets	-	(523)	(4,330)
Foreign exchange loss (gain)	104,427	(6,113)	491,979
	953,142	659,249	128,957
Loss and comprehensive loss for the year	(9,543,531)	(13,663,656)	(13,901,041)

Deficit, beginning of year	(81,156,779)	(67,493,123)	(53,592,082)
Deficit, end of year	(90,700,310)	(81,156,779)	(67,493,123)

Loss per common share - basic and diluted	(0.04)	(0.10)	(0.12)
Weighted average number of common shares
outstanding	222,093,926	140,675,971	120,509,268
See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

Years ended December 31,	2009	2008	2007
	$	$	$
		[note 3]	[note 3]

OPERATING ACTIVITIES
Loss for the year	(9,543,531)	(13,663,656)	(13,901,041)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 7]	1,437,493	1,109,448	258,028
Amortization of intangible assets [note 3]	14,633	69,698	80,320
Amortization of deferred lease inducements [note 8]	(168,939)	(135,749)	-
Gain on disposal of property, plant and equipment	-	(523)	(4,330)
Restricted investments	2,155	2,813	(903,509)
Stock-based compensation [note 10 [d]]	1,037,713	737,147	665,185
Amortization of deferred costs	-	10,176	10,200
Deferred lease inducements	-	95,784	718,380
Other non-cash items	44,793	-	-
Changes in non-cash working capital
Trade receivables	(1,068,095)	(248,916)	(174,417)
Other receivables	14,480	1,270,728	(200,457)
Inventories	226,169	(1,257,823)	35,605
Prepaid expenses and other	218,002	21,909	(111,362)
Accounts payable	463,936	(1,531,628)	(241,298)
Accrued and other liabilities	(1,416,509)	626,092	269,279
Deferred revenue	535,433	(56,933)	(9,682)
Foreign exchange	124,147	(91,339)	401,229
Cash used in operating activities	(8,078,120)	(13,042,772)	(13,107,870)

INVESTING ACTIVITIES
Short term investments	-	-	3,457,228
Purchase of property, plant and equipment	(113,464)	(7,130,662)	(1,903,224)
Purchase of intangible assets	(13,904)	(59,926)	(70,309)
Proceeds on disposal of property, plant and equipment	-	6,364	5,445
Cash used in investing activities	(127,368)	(7,184,224)	1,489,140

FINANCING ACTIVITIES
Repayable lease inducement received	-	5,825,180	932,942
Repayment of repayable lease inducement	(243,778)	(222,248)	-
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid subscriptions	11,392,232	8,613,416	13,553,902
Cash provided by financing activities	11,148,454	14,216,348	14,486,844

Effect of changes in foreign currency rates
on cash and cash equivalents	(124,147)	91,339	(401,229)

Increase (decrease) in cash during the year	2,942,966	(6,010,648)	2,868,114
Cash and cash equivalents, beginning of year	2,254,652	8,173,961	5,707,076
Cash and cash equivalents, end of year	5,073,471	2,254,652	8,173,961

Supplemental Disclosure
Interest paid in cash	823,002	785,790	-
Non-cash activity:
Non-repayable leasehold improvement allowance received	-	1,262,581	438,219
See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia).  The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks.  Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins.  Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments.  RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, influenza A+B, the respiratory syncytial virus, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern.  The Company has incurred significant losses to date and as at December 31, 2009 had an accumulated deficit of $90,700,310 and has not generated positive cash flow from operations, accordingly, there is significant uncertainty about the Company’s ability to continue as a going concern.  Management has been able, thus far, to finance the operations through a series of debt and equity financings.

During the year ending December 31, 2009, the Company received net cash proceeds of $11,392,232 through the issuance of shares and warrants from a public offering. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the period presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

1.  BASIS OF PRESENTATION AND GOING CONCERN
UNCERTAINTY (cont’d)

The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at December 31, 2009 and its results of operations and its cash flows for the period then ended and for all such periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is detailed in Note 16.  A summary of the significant accounting policies is as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiary, Response Biomedical Inc., an active U.S. company with nominal assets and liabilities and no operations of its own.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Areas of significant estimates include stock-based compensation expense, the estimated life of property, plant and equipment, recoverability of long-lived assets, provisions for inventory obsolescence, multiple deliverable arrangements, valuation allowance on future income tax assets, provisions for sales returns and allowances, and allowance for bad debt.  Actual results could differ from those estimates.

Cash equivalents

Cash equivalents consist of investments having a maturity of 90 days or less at the time of acquisition.

Inventories

Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost.  Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value.  Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease

Intangible assets

Intangible assets consist of certain computer software recorded at cost and amortized using the straight-line method over 2 years [Note 3].

Leases

Leases are classified as either capital or operating leases.  Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases.  All other leases are accounted for as operating leases wherein rental payments are expensed in a manner that results in the total rent payments being recognized on a straight-line basis over the term of the lease.

Deferred lease inducements

Lease inducements arising from rent-free inducements, non-repayable leasehold improvement allowances and repayable leasehold improvement allowances received from the landlord are being amortized over the term of the lease on a straight-line basis.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant.  Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured.  Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are directly linked to specific milestones are deferred and amortized into income as services are rendered.  Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development.  Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company’s U.S. integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of loss for the year.

Research and development costs

Research costs are expensed in the year incurred.  Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization.  To date, no development costs have been deferred.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares.  Diluted loss per common share is equivalent to basic loss per common share as the outstanding options and warrants are anti-dilutive.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation.  Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the substantive enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 10[c].

The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards to employees that were granted, modified or settled since January 1, 2003.  The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise.  Changes to any of these assumptions could produce different fair values for stock-based compensation.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Stock-based compensation (cont’d)

The Company estimates forfeitures in arriving at its stock option expense.  These estimates are based on a number of factors and assumptions which are reviewed annually.  Changes to these assumptions could result in additional stock-based compensation expense in the current and subsequent periods.

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENT
CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3064 - “Goodwill and Intangible Assets”.   This section replaces existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450,  “Research and Development”.  The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.

The impact of this change in accounting policy on prior periods is as follows:

Years ended December 31,	2008	2007
	$	$
Consolidated Balance Sheets

Decrease in property, plant and equipment	(114,297)	(124,070)
Increase in intangible assets	114,297	124,070

Consolidated Statement of Cash Flows

Decrease in acquisition of property, plant and equipment	(59,926)	(70,309)
Increase in acquistion of intangible assets	59,926	70,309

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING
PRONOUNCEMENT (cont’d)

CHANGES IN ACCOUNTING POLICIES (cont’d)

Goodwill and Intangible Assets (cont’d)

The following table outlines the restated amounts included in intangible assets:

		Accumulated	Net book
	Cost	Amortization	value
	$	$	$

December 31, 2009
Computer software	343,617	230,049	113,568

December 31, 2008
Computer software	329,713	215,416	114,297

December 31, 2007
Computer software	269,787	145,718	124,070

Amortization expense for the year ended December 31, 2009 amounted to $14,633 [2008 - $69,698; 2007 - 80,320].

As of December 31, 2009, $69,516 of the Company’s intangible assets are not yet in service and have not been amortized [2008 - $105,112; 2007 - $45,186].

Financial Instruments

The CICA issued Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation to enhance the disclosure requirements and carrying forward unchanged the presentation requirements pertaining to the nature and extent of risks arising from financial instruments and how those risks are managed.  These standards were adopted by the Company in 2008, with no impact on the recognition of measurement of the Company’s financial instruments.

In June 2009, the CICA issued amendments to Section 3862 – Financial Instruments – Disclosures to expand the disclosures required in respect of fair value measurements recognized in financial statements.  For the purpose of these expanded disclosures, a three-level hierarchy has been introduced as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices or indirectly (i.e. derived from prices);
Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING
PRONOUNCEMENT (cont’d)

CHANGES IN ACCOUNTING POLICIES (cont’d)

Financial Instruments (cont’d)

The adoption of the amendments to Section 3862 – Financial Instruments – Disclosures does not have a material effect on the Company for the year ended December 31, 2009 as the Company does not have significant financial instruments requiring fair value measurements other than cash.

RECENT ACCOUNTING PRONOUNCEMENT

International Financial Reporting Standards (“IFRS”)

In 2005, the Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles are to be converged with IFRS.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011, with appropriate comparative data from the prior year.

Under IFRS, there is significantly more disclosure required.  In addition, while IFRS uses a conceptual framework similar to Canadian GAAP, there are differences in accounting policies that must be addressed.

The Company is currently formulating and developing an implementation plan to comply with the new standards and its future reporting requirements.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

4. CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern so it may provide returns to shareholders and benefits to other stakeholders.  This is accomplished by pricing products and services commensurately with the Company’s strategies that attempt to maximize long-term profits and cash flows, and to obtain funding on terms that maximize shareholder value.  The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholders’ equity as disclosed in the consolidated balance sheets.

The Company has three externally imposed capital requirements which are recorded as restricted investments in the long-term asset section of the consolidated balance sheets:

a)  To secure the facility lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit [Note 8[iii]].
b)  As security on a credit facility, the Company is required to hold a $27,500 investment deposit with the lending institution providing the capital.
c)  As security on services provided to the Company, the Company is required to hold a $2,500 investment deposit to the company providing these services.

The Company has not revised its capital management strategies during the year ended December 31, 2009.

5. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  Held-for-trading financial instruments are initially measured at fair value and subsequent changes in fair value are recognized in net income.  Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Held-to-maturity investments are measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income.  Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income.  Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments as they are carried on the balance sheet.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

The Company has classified its cash and cash equivalents as held-for-trading.  Restricted investments are classified as held-to-maturity.  Trade receivables and other receivables are classified as loans and receivables.  Accounts payable, accrued and other liabilities and repayable leasehold improvement allowance are classified as other financial liabilities.

Carrying value and fair value of financial assets and liabilities as at December 31, 2009 and December 31, 2008 are summarized as follows:

	December 31, 2009		December 31, 2008

	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Held-for-trading	5,073,471	5,073,471	2,254,652	2,254,652
Loans and receivables	2,105,631	2,105,631	1,052,016	1,052,016
Held-to-maturity	901,093	901,093	903,248	903,248
Other financial liabilities	8,922,397	8,922,397	10,106,017	10,106,017

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk.  The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of capital.  Risk management activities are managed by the finance and accounting department.

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash and cash equivalents held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to interest rate risk is limited as its cash equivalents and restricted investments are short-term in nature.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Market Risk (cont’d)

Other Price Risk

Other price risk is the risk that the future value or cash flows of a financial instrument will fluctuate because of changes in market prices.  Exposure to price risk is low as the Company’s cash management policy is to invest excess cash in high grade/low risk investments over short periods of time.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  The risk arises primarily from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers.

As at December 31, 2009, four customers represent 77% [2008 - four customers represent 78%; 2007 – four customers represent 78%] of the trade receivables balance.  For the year ended December 31, 2009, five customers represent 77% [2008 - four customers represent 64%; 2007 – three customers represent 47%] of total product sales.  For the year ended December 31, 2009 three customers represent 100% [2008 - one customer represents 94%; 2007 - one customer represents 100%] of total service revenues.

The Company reviews the collectibility of its accounts receivable on a regular basis and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at December 31, 2009, the balance of the Company’s allowance for doubtful accounts was $1,800 [2008 - $Nil; 2007 - $Nil].  The Company has good credit history with its customers and the amounts due from them are received as expected.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Pursuant to their respective terms, trade accounts receivables are aged as follows:

	December 31,	December 31,
	2009	2008
	$	$
Current	1,713,206	799,456
1-30 days past due	60,925	116,480
31-60 days past due	42,832	47,162
61-90 days past due	210,109	7,798
Over 90 days past due	34,363	20,644
	2,061,435	991,540
Allowance for doubtful accounts	(1,800)	-
	2,059,635	991,540

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company continuously monitors actual and forecasted cash flows to ensure, as far as possible, there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payable are aged as follows:

	December 31,	December 31,
	2009	2008
	$	$
Current	771,253	553,801
1-30 days past due	259,728	14,377
31-60 days past due	599	3,844
61-90 days past due	7,922	371
Over 90 days past due	9,740	183
	1,049,242	572,576

6. INVENTORIES

	December 31,	December 31,
	2009	2008
	$	$
Raw materials	693,752	526,786
Work in process	811,371	437,284
Finished goods	680,037	1,447,259
	2,185,160	2,411,329

The carrying value of inventory as at December 31, 2009 includes a provision for lower of cost and net realizable value in the amount of $33,225 [2008 - $69,598; 2007- $Nil].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

7. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2009
Office furniture and equipment	950,374	342,109	608,265
Office computer equipment	257,607	187,870	69,737
Laboratory furniture and equipment	568,132	489,337	78,795
Laboratory computer equipment	419,016	393,986	25,030
Computer software	38,325	37,605	720
Manufacturing equipment	2,109,096	644,779	1,464,317
Manufacturing molds	601,174	597,192	3,982
Leasehold improvements	9,769,669	1,174,729	8,594,940
	14,713,393	3,867,607	10,845,786

December 31, 2008
Office furniture and equipment	938,931	158,145	780,786
Office computer equipment	234,207	135,636	98,571
Laboratory furniture and equipment	580,288	462,444	117,844
Laboratory computer equipment	412,798	361,825	50,973
Computer software	37,309	37,309	-
Manufacturing equipment	2,078,052	356,517	1,721,535
Manufacturing molds	596,940	399,220	197,720
Leasehold improvements	9,753,465	519,018	9,234,447
	14,631,990	2,430,114	12,201,876

Amortization expense for the year ended December 31, 2009 amounted to $1,437,493 [2008 - $1,109,448; 2007 - 258,028].

Long-lived assets to be held and used by the Company are periodically reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the difference between the carrying value and the fair value.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

7. PROPERTY, PLANT AND EQUIPMENT (cont’d)

The following property, plant and equipment were not yet in service and hence not amortized:

	December 31,	December 31,
	2009	2008
	$	$

Office furniture and equipment	6,448	-
Computer hardware	-	136,254
Manufacturing equipment	107,847	1,149,965
Leasehold improvements	16,202	-
	130,497	1,286,219

8. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year facility lease agreement [Note 13[e][i]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

		Accumulated	Net book
	Cost	reduction	value
	$	$	$

December 31, 2009
Rent-Free Inducement [i]	814,164	104,030	710,134
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	200,657	1,500,143
Repayable Leasehold Improvement Allowance [iii]	7,814,418	466,026	7,348,392
	10,329,382	770,713	9,558,669

December 31, 2008
Rent-Free Inducement [i]	814,164	49,753	764,411
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	85,996	1,614,804
Repayable Leasehold Improvement Allowance [iii]	7,814,418	222,248	7,592,170
	10,329,382	357,997	9,971,385

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

8. LEASE INDUCEMENTS (cont’d)

	December 31,	December 31,
	2009	2008
Summarized as to:	$	$
Current Portion
Rent-Free Inducement [i]	54,278	54,278
Non-Repayable Leasehold Improvement Allowance [ii]	114,661	114,661
Repayable Leasehold Improvement Allowance [iii]	266,598	243,778
Current Portion	435,537	412,717

Long-Term Portion
Rent-Free Inducement [i]	655,856	710,133
Non-Repayable Leasehold Improvement Allowance [ii]	1,385,482	1,500,144
Repayable Leasehold Improvement Allowance [iii]	7,081,794	7,348,391
Long-Term Portion	9,123,132	9,558,668

Total	9,558,669	9,971,385

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]

In 2007, the Company negotiated a long-term facility lease agreement which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008.  The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.  Amortization expense for year ended December 31, 2009 amounted to $54,278 [2008 - $49,753].

[ii]

The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the facility.  The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the balance of the term of the lease beginning April 1, 2008 as a reduction to rental expense.  Amortization expense for the year ended December 31, 2009 amounted to $114,661 [2008 - $85,996].

[iii]

The Company received a repayable leasehold improvement for an amount of $7.8 million used for additional improvements to the facility.  This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.  Principal repayments for the year ended December 31, 2009 amounted to $243,778 [2008 - $222,248].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

8. LEASE INDUCEMENTS (cont’d)

Future principal repayments due to be paid are estimated as follows:

December 31,	$
2010	266,598
2011	297,449
2012	331,869
2013	370,272
2014	413,120
Thereafter	5,669,084
7,348,392

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 collaterized by a term deposit with market value of $871,059 [2008 - $872,757; 2007 - $875,375], which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

9. DEFERRED REVENUE

	December 31,	December 31,
	2009	2008
	$	$
Beginning balance:
Product sales	149,547	206,480
Additions:
Product sales	327,202	498,386
Contract service fees and revenues from
collaborative research arrangements	1,297,214	466,250
	1,773,963	1,171,116
Recognition of revenue:
Product sales	(169,322)	(555,319)
Contract service fees and revenues from
collaborative research arrangements	(919,661)	(466,250)
Ending balance:
Product sales	307,427	149,547
Contract service fees and revenues from
collaborative research arrangements	377,553	-
	684,980	149,547

Summarized as to:
Current Portion
Product sales	78,649	101,405
Contract service fees and revenues from
collaborative research arrangements	515,700	-
Current Portion	594,349	101,405

Long-Term Portion
Product sales	90,631	48,142
Long-Term Portion	90,631	48,142

Total	684,980	149,547

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]  Authorized - Unlimited common shares without par value.

[b] Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2007	129,977,631	71,393,556	7,172,788
Issued for cash:
Exercise of warrants [iii]	6,285,239	3,896,848	-
Exercise of stock options	72,470	37,321	-
Private placement, net of issue costs and fair
value of warrants [ii]	34,003,335	3,716,620	962,628
Issued for non-cash consideration:
Value of warrants exercised [iii]	-	1,039,578	(1,039,578)
Stock-based compensation related to
stock options exercised	-	23,657	(23,657)
Stock-based compensation	-	-	737,146
Balance, December 31, 2008	170,338,675	80,107,580	7,809,327
Issued for cash:
Public offering, net of issue costs	84,333,333	8,977,080	2,415,152
Stock-based compensation [note 10 [d]]	-	-	1,037,713
Balance, December 31, 2009	254,672,008	89,084,660	11,262,192

[i] The Company closed a public offering on May 21, 2009 consisting of 84,333,333 units at a price of $0.15 per share, for total gross proceeds of $12,650,000 before share issuance costs of $1,257,768 for net proceeds of $11,392,232.

Each unit is comprised of one common share and one-half of one transferable common share purchase warrant for a total of 42,166,666 common share purchase warrants.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.25 per share for a period of 24 months from the closing date.

 In connection with the financings, the Company paid cash commissions of $742,588, legal and professional fees of $266,976 and other share issuance costs of $248,204.  In addition to this, the Company also issued 2,530,000 broker’s warrants with each warrant entitling the holder thereof to purchase one common share of the Company at a price of $0.25 per share for a period of 24 months from the closing date.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[i]      Issued (cont’d)

The fair value of the 44,696,666 common share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	101%
Risk-free interest rate	0.92%
Expected life in years	2.00
Fair value per warrant	$0.06

The fair value of the warrants was calculated using the Black Scholes option pricing model and then subtracted from the gross proceeds received to determine the amount to be allocated to the shares.  Accordingly, share issue costs of $991,118 and $266,650 were allocated to share capital and contributed surplus proportional to the fair value of the shares and warrants, respectively.

[ii] The Company closed a private placement on October 28, 2008 and October 31, 2008 consisting of 31,084,435 and 2,918,900 units, respectively, at a price of $0.15 per share, for total gross proceeds of $5,100,500.  Each     unit is comprised of one common share and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.20 per share for a period of 36 months from the closing date.

In connection with the financings, the Company paid cash commissions of $291,386 and legal and professional fees of $129,866 for total net proceeds of  $4,679,248, of which $3,716,620 was allocated to the common shares issued and $962,628 was allocated to contributed surplus to reflect the fair value of the common share purchase warrants.

The fair value of the 17,001,668 share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

	October 28, 2008 warrants	October 31, 2008 warrants

Dividend yield	0%	0%
Expected volatility	71%	71%
Risk-free interest rate	2.18%	2.11%
Expected life in years	3.00	3.00
Fair value per warrant	$0.06	$0.08

Accordingly, $932,533 of the proceeds, less $77,018 in issue costs, was allocated as the fair value of the October 28, 2008 warrants, and $116,756 less $9,642 in issue costs, was allocated as the fair value of the October 31, 2008 warrants for a total aggregate value of $962,628 which was recorded in contributed surplus in the consolidated balance sheets.

[iii] During the year ended December 31, 2008, 6,285,239 share purchase warrants were exercised for proceeds of $3,896,848.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]    Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholders’ approved a new stock option plan (“2008 Plan”) to be compliant with the TSX (“Toronto Stock Exchange”) rules following   the   listing    of    the   Company’s   shares   on  the  TSX  in  December 2007.          Of the 17,000,000 stock options authorized for grant under the 2008 Plan, 2,191,917 stock options are available for grant at December 31, 2009.

At December 31, 2009, the following stock options were outstanding:

Options outstanding				Options exercisable
December 31, 2009				December 31, 2009
Range of exercise price	Number of shares under option	Weighted average remaining contractual life	Weighted average exercise price	Number of options currently exercisable	Weighted average exercise price
$	#	(years)	$	#	$
0.10 – 0.19	2,987,900	4.23	0.12	194,185	0.12
0.30 – 0.39	13,000	0.80	0.33	13,000	0.33
0.40 – 0.49	47,775	1.35	0.48	30,625	0.47
0.50 – 0.59	2,442,750	1.27	0.57	1,245,802	0.57
0.60 – 0.69	1,909,075	2.30	0.67	322,857	0.67
0.70 – 0.79	71,050	1.68	0.76	43,452	0.76
0.80 – 0.89	1,056,900	2.55	0.88	279,227	0.88
0.90 – 0.99	75,000	1.37	0.91	37,500	0.91
1.00 – 1.10	2,127,875	2.67	1.06	565,721	1.06
0.10 – 1.10	10,731,325	2.69	0.59	2,732,369	0.69

The options expire at various dates from January 6, 2010 to December 10, 2014.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c] Stock option plan (cont’d)

     Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2007	10,578,375	0.75
Options granted	2,432,000	0.23
Options forfeited	(1,065,450)	0.67
Options expired	(1,139,860)	0.56
Options exercised	(72,470)	0.51
Balance, December 31, 2008	10,732,595	0.65
Options granted	1,046,050	0.12
Options forfeited	(28,886)	0.32
Options expired	(1,018,434)	0.72
Options exercised	-	-
Balance, December 31, 2009	10,731,325	0.59

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the year ended December 31, 2009.

[d]  Stock-based compensation

     For the year ended December 31, 2009, the Company recognized compensation expense of $1,037,713 [2008 - $724,450; 2007 - $594,664] as a result of stock options granted to officers, directors and employees, and $Nil [2008 - $12,697; 2007 - $70,521] as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]  Stock-based compensation (cont’d)

The fair value of the stock options granted was determined using the Black Scholes option pricing model using the following weighted average assumptions:

	2009	2008	2007

Dividend yield	0%	0%	0%
Expected volatility	98%	78%	73%
Risk-free interest rate	1.24%	1.88%	4.12%
Expected life in years	3.35	3.00	3.92
Fair value per stock option	$0.09	$0.12	$0.49

The following table shows stock-based compensation allocated by type of cost:

	2009	2008	2007
	$	$	$

Cost of sales - products and services	55,523	50,322	31,582
Research and development	129,316	100,900	65,063
Marketing and business development	62,428	72,843	50,649
General and administrative	790,446	513,082	517,891
	1,037,713	737,147	665,185

On an annual basis, the Company reviews its forfeiture rates and revises the estimate if necessary.  For the year ended December 31, 2009, the Company revised the forfeiture rates for officers, directors and employees and, as a result, recorded additional stock based compensation expense of $289,000 [2008 – $Nil].

[e] Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow.  At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange.  Previously, the escrow shares were to be released based on the Company’s cumulative cash flow.  Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months.  Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares.  As at December 31, 2009, 660,000 common shares have been released from escrow leaving a balance of escrow shares of 165,000.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[f]  Common share purchase warrants

At December 31, 2009, the following common share purchase warrants are outstanding:

Issue Date	Number of common share issuable	Exercise price $	Expiry date
October 28, 2008	15,542,218	$0.20	October 28, 2011
October 31, 2008	1,459,450	$0.20	October 31, 2011
May 21, 2009	44,696,666	$0.25	May 21, 2011
	61,698,334

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2007	12,094,534	0.62
Warrants issued	17,001,668	0.20
Warrants exercised	(6,285,239)	0.62
Warrants expired	(5,809,295)	0.62
Balance, December 31, 2008	17,001,668	0.20
Warrants issued	44,696,666	0.25
Balance, December 31, 2009	61,698,334	0.24

11. RELATED PARTY TRANSACTIONS

The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

	2009	2008	2007
	$	$	$
General and administrative
Strategic consulting services [i]	-	250,000	250,000
Directors’ fees [ii]	84,000	87,000	-
Legal fees [iii]	175,888	29,477	41,456
	259,888	366,477	291,456

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS (cont’d)

[i]  During June 2008 strategic consulting service fees in the amount of $250,000 were incurred by the Company for extraordinary services provided by a non-management member of the Board of Directors.  This amount was paid in June 30, 2009.  No such fees were incurred during the year ended December 31, 2009.

 [ii]  For the year ended December 31, 2009, directors’ fees totaling $84,000 were incurred by the Company for routine services provided by non-management members of the Board of Directors [2008 - $87,000; 2007 - $Nil].  As at December 31, 2009, $21,000 remained outstanding and was included in the balance of accrued and other liabilities.  During the year the Company paid $150,000 to directors.

[iii] The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors.  For the year ended December 31, 2009, the Company incurred legal expenses from this law firm totaling $175,888 [2008 - $29,477; 2007 - $41,456] of which $135,011 was a share issuance cost directly related to the public offering in the year [Note 10[i]].  $3,500 remains outstanding and is included in the balance of accrued and other liabilities as at December 31, 2009.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

12.  INCOME TAXES

At December 31, 2009 the Company had approximately $46,383,000 of non-capital loss carry forwards, approximately $3,046,000 of federal investment tax credits and approximately $1,480,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Provincial investment	Federal investment	Non-capital loss
	tax credits	tax credits	carryforwards
	$	$	$
2010	239,000	-	3,163,000
2011	213,000	-	-
2012	129,000	-	-
2013	93,000	-	-
2014	20,000	-	4,101,000
2015	58,000	-	6,880,000
2016	142,000	-	-
2017	205,000	-	-
2018	198,000	151,000	-
2019	183,000	227,000	-
2020	-	430,000	-
2021	-	384,000	-
2022	-	233,000	-
2023	-	168,000	-
2024	-	36,000	-
2025	-	105,000	-
2026	-	256,000	7,669,000
2027	-	370,000	10,974,000
2028	-	357,000	4,107,000
2029	-	329,000	6,461,000
	1,480,000	3,046,000	43,355,000

In addition, the Company has unclaimed tax deductions of approximately $12,478,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $16,641,000.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

12. INCOME TAXES (cont’d)

Significant components of the Company’s future tax assets as of December 31, 2009 are shown below:

	2009	2008
	$	$
Future tax assets:
Book amortization in excees of tax capital cost allowance	1,078,000	742,000
Non-capital loss carryforwards	11,596,000	11,384,000
Research and development deductions and credits	6,874,000	7,061,000
Share issue costs	452,000	331,000
Unearned revenue	77,000	39,000
Unrealized foreign exchange	70,000	46,000
Free rent liability	178,000	199,000
Non-repayable lease inducements	375,000	-
Repayable lease inducements	1,837,000	420,000
Other	94,000	95,000
Total future tax assets	22,631,000	20,317,000
Valuation allowance	(22,631,000)	(20,317,000)
Net future tax assets	-	-

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of “more likely than not” under the liability method of tax accounting.  Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2009 and 2008.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 30% [2008 - 31%; 2007 - 34%] statutory tax rate, at December 31, 2009 is:

	2009	2008	2007
	$	$	$
Income taxes (recovery) at statutory rates	(2,863,000)	(4,236,000)	(4,738,000)
Expenses not deductible for tax purposes	343,000	264,000	120,000
Non-capital losses for which no
benefit has been recognized	1,938,000	2,547,000	3,555,000
Other temporary differences for which no
benefit has been recognized	582,000	1,425,000	1,063,000
	-	-	-

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES

[a]  License agreements

[i]  The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith.  In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology.  In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee.  Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the  year  incurred. The agreement  terminates on  the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company.  For the year ended December 31, 2009, the Company incurred an expense of $11,000 [2008 - $11,000; 2007 - $11,000] for royalty and license fees.

[ii] The Company entered into a non-exclusive license agreement, effective July 2005, as amended June 2008, to use and sublicense certain technology (“Technology”) for one of the Company’s cardiac tests.  In consideration for these rights, the Company paid a non-refundable license issuance fee of $2,000,000 in the first two years after execution of the agreement and is required to pay quarterly royalties based on the greater of 8% of revenue generated from, or U.S. $1.30 per unit from the sale of, products that incorporate the Technology.  For the year ended December 31, 2009, the Company incurred an expense of $40,086 [2008 - $35,559; 2007 - $19,263] for royalty and license fees.

[b]  Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its directors and officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses.  The Company's liability in respect of the indemnities is not limited.  The maximum potential of the future payments is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[c] Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay.  To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

[d] Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test.  In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test.  The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement.  For the year ended December 31, 2009, the Company incurred an expense of $75,600 [2008 – $64,588; 2007 - $44,845] for royalties to the supplier.

[e]  Lease agreements

[i]  The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 8[iii]].

For the year ended December 31, 2009, 1,498,776 [2008 - $1,642,263; 2007 - $477,977] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 8[i]] and non-repayable leasehold improvement allowance [Note 8[ii]].

[ii] The Company entered into a number of operating leases for administrative equipment.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[e]  Lease agreements (cont’d)

           [iii]  The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
December 31, 2009	$	$	$
2010	1,923,296	30,240	1,953,536
2011	1,956,476	30,240	1,986,716
2012	1,991,390	7,560	1,998,950
2013	2,028,158	-	2,028,158
2014	2,066,905	-	2,066,905
Thereafter	18,429,772	-	18,429,772
	28,395,997	68,040	28,464,037

           *  Includes base rent, administrative and management fees, estimated property taxes and repayable lease inducement payments

[f]  Commitment to purchase equipment

As at December 31, 2009, the Company has outstanding purchase order commitments totaling $4,500 for capital purchases related to operating activities of the Company.

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada.  The Company’s revenues are generated from product sales primarily in the United States, Europe, Asia and Canada.  Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2009, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from three customers [2008 – 100% from two customers; 2007 – 100% from one customer].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	2009	2008	2007
	$	$	$
Europe	1,244,788	59,286	-
United States	548,432	917,210	526,872
Total	1,793,220	976,496	526,872

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d)

For the year ended December 31, 2009, $5,431,073 in product sales were generated from four customers [2008 - $3,110,944; 2007 - $2,347,529 from four customers].

Product sales by customer location were as follows:

	2009	2008	2007
	$	$	$
United States	3,752,552	2,371,357	1,078,737
Asia (Japan, China and Other)	3,047,731	1,314,621	1,267,473
Europe	801,629	508,579	623,126
Canada	76,484	663,507	394,891
Other	474,653	41,777	193,017
Total	8,153,049	4,899,841	3,557,244

Product sales by type of product were as follows:

	2009	2008	2007
	$	$	$
Clinical products	6,828,651	3,683,706	2,222,642
Vector products (West Nile Virus)	806,417	495,018	827,971
Bio-defense products	517,981	721,117	506,631
Total	8,153,049	4,899,841	3,557,244

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

	2009	2008	2007
	$	$	$

Consolidated Statements of Loss

Loss for the year under Canadian GAAP	(9,543,531)	(13,663,656)	(13,901,041)

Excess of fair value over nominal value paid
for escrow shares released during the year [a]	(8,250)	(103,125)	(251,625)
Interest accretion on convertible debt	-	-	21,989
Amortization of deferred financing costs	-	-	(444)
Total loss and comprehensive loss
according to U.S. GAAP	(9,551,781)	(13,766,781)	(14,131,121)

Basic and diluted net loss per share
according to U.S. GAAP	($0.04)	($0.10)	($0.12)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these consolidated financial statements from those generally accepted in the United States.

	December 31, 2009		December 31, 2008
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Consolidated Balance Sheets

Contributed surplus	11,262,192	12,068,038	7,809,327	8,606,923
Deficit	(90,700,310)	(91,436,868)	(81,156,779)	(81,885,087)

[a]  Under U.S. GAAP for compensatory shares, the excess of the fair value of the shares in escrow over the nominal value paid will be recorded as services are performed.  During the year, 165,000 shares were released from escrow (2008 - 165,000; 2007 - 330,000) for a total of 660,000 shares released to date.  As at December 31, 2009, services for all compensatory shares have been performed and accordingly, $8,250 was recorded in the current year (2008 - $103,125; 2007 - $251,625).  No further differences will be recorded in future years unless additional escrow shares are issued.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[b] For purposes of reconciliation to U.S. GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense.  Under FASB ASC Topic 718 such re-pricings are not subject to variable plan accounting.  In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options.

[c] Under US GAAP, effective January 1, 2007, the Company adopted the provisions of ASC 740-10-Income Taxes that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of ASC 740-10, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  The adoption of ASC 740-10 did not result in a material impact on the Company’s consolidated financial position or results of operations.

[d] Accounts payable and accrued liabilities comprise:

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregate basis. U.S. GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2009	2008
	$	$
Trade accounts payable	1,040,235	572,576
Employee-related accruals	9,312	874,139
Other accrued liabilities	524,458	1,067,132
	1,574,005	2,513,847

[e]  Stock-based compensation

Under U.S. GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board (‘FASB”) ASC Topic 718 - Compensation - Stock Compensation.  ASC Topic 718 requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which can not be less than the term of vesting.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[e]  Stock-based compensation (cont’d)

Pursuant to the provisions of ASC Topic 718, the Company applied the modified-prospective transition method.  Under this method, the fair value provisions of ASC Topic 718 is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of ASC Topic 718 are recognized based upon the provisions of FAS 123, after adjustment for estimated forfeitures as discussed below.

[f]  Adoption of new accounting pronouncements

Effective December 31, 2009 the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC under authority federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2009, the Company adopted the provisions of ASC 855-10 - Subsequent Events, to establish general standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of ASC 855-10 did not have a material impact on the Company’s consolidated financial statements.

In June 2008, the FASB ratified the consensus reached by the EITF on ASC 815-40 - Derivatives and Hedging. ASC 815-40 applies to any freestanding financial instrument or embedded feature that has all of the characteristics of a derivative or freestanding instrument that is potentially settled in an entity's own stock (with the exception of share-based payment awards within the scope of ASC 718. To meet the definition of "indexed to own stock," an instrument's contingent exercise provisions must not be based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer's own operations, and the variables that could affect the settlement amount

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[f]  Adoption of new accounting pronouncements (cont’d)

must be inputs to the fair value of a "fixed-for-fixed" forward or option on equity shares. ASC 815-40 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

17. SUBSEQUENT EVENT

On February 1, 2010, the Company announced that they signed a second partner, Guangzhou Wondfo Biotech Co., Ltd. in China to sell the Company’s diagnostic products, expanding strategic presence in this important global market.